Exhibit 99.4

KPMG LLPTelephone (514) 840-2100

600 de Maisonneuve Blvd. WestFax(514) 840-2187

Suite 1500, Tour KPMGInternetwww.kpmg.ca

Montréal (Québec) H3A 0A3

Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Neptune Technologies & Bioressources Inc.

We consent to the incorporation by reference in the Registration Statements (No. 333-182617 and 333-189844) on Form S-8 of Neptune Technologies & Bioressources Inc. of our report dated June 5, 2018, on the consolidated financial statement which comprise the consolidated statements of financial position as at March 31, 2018 and March 31, 2017, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the year ended March 31, 2018 and the thirteen-month period ended March 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively the “consolidated financial statements”) and our report dated June 5, 2018 on the effectiveness of internal control over financial reporting, which reports  are included in the annual report on Form 40-F of Neptune Technologies & Bioressources Inc. for the fiscal year ended March 31, 2018, and further consent to the use of such reports in such annual report on Form 40-F.

June 28, 2018

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

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